Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION	OWNERSHIP
Bit Digital USA, Inc.	Delaware, USA	100%
Bit Digital Canada, Inc.	Alberta, Canada	100%
Bit Digital Hong Kong Limited	Hong Kong	100%
Bit Digital Strategies Limited	Hong Kong	100%
Bit Digital Singapore PTE. LTD.	Singapore	100%
WhiteFiber AI, Inc	Delaware, USA	100%
WhiteFiber Iceland Ehf	Reykjavik, Iceland	100%
WhiteFiber Inc.	Cayman Islands	100%
WhiteFiber HPC, Inc.	Delaware, USA	100%
Enovum Data Centers Corp	Canada	100%